PRICING SUPPLEMENT No. 6                        Filed Pursuant to Rule 424(b)(5)
to Prospectus Supplement dated May 18, 2005     Registration Number: 333-121067
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                354,560 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      18.55% Yield Enhanced Equity Linked Debt Securities Due May 21, 2006
       Performance Linked to Whole Foods Market, Inc. (WFMI) Common Stock

    Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o   INDEX STOCK ISSUER:  Whole Foods Market, Inc. ("WFMI").
    WFMI is not involved in this offering and has no obligation with respect to the notes.

o   INDEX STOCK:  The common stock of the index stock issuer.

o   STATED MATURITY DATE:  May 21, 2006, subject to postponement if the valuation date is postponed.

o   VALUATION DATE: May 15, 2006, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-12 of the YEELDS prospectus supplement.

o   DETERMINATION PERIOD:  Five business days.

o   COUPON RATE:  18.55% per annum.

o   COUPON PAYMENT DATES:  February 21 and May 21, 2006.

o   COUPON RECORD DATES:  15 calendar days prior to each coupon payment date.

o   PRINCIPAL AMOUNT:  $141.02 per YEELDS and, in the aggregate, $50,000,051.20.

o   LISTING:  The YEELDS will not be listed on any exchange.

o   EQUITY CAP PRICE: $141.02, which represents 100% of the initial value.
    BECAUSE THE EQUITY CAP PRICE IS EQUAL TO THE INITIAL VALUE, YOU WILL NEVER
    RECEIVE MORE THAN THE PRINCIPAL AMOUNT PER NOTE ON THE STATED MATURITY DATE;
    YOU MAY RECEIVE LESS.

o   INITIAL VALUE: $141.02, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings paid to hedge
    Lehman Brothers Holdings' obligations under the notes.

o   TRIGGER PRICE: $105.765, which represents 75% of the initial value.

o   DENOMINATIONS: $141.02 and integral multiples thereof.

o   PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

    (1) the alternative redemption amount; and
    (2) $141.02

    provided that, if the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than $141.02, Lehman Brothers Holdings will pay you $141.02 per YEELDS.

    The adjusted intraday price of the index stock on any scheduled trading day will equal the then-current intraday price of the index stock, plus the dividend adjustment amount in effect on such scheduled trading day. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

    Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

    The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon
    Adjusted Closing Price".

o   STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes-Stock
    Settlement" on page SS-16 of the YEELDS prospectus supplement. Lehman
    Brothers Holdings will provide the trustee with not less than 15 calendar days' prior written notice if it elects the stock settlement option.

  Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
                          YEELDS prospectus supplement.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                                                 Per YEELDS                Total
                                                                                ------------          ---------------
    Public offering price.................................................        $141.0200           $50,000,051.200
    Underwriting discount.................................................        $  0.3526           $   125,000.128
    Proceeds to Lehman Brothers Holdings..................................        $140.6674           $49,875,051.072

                             ----------------------

    Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 53,184 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.
                             ----------------------
    The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about November 21, 2005.

                             ----------------------
                                 LEHMAN BROTHERS
    November 14, 2005
    "YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if WFMI changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of WFMI common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of WFMI are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from WFMI and the amount of the cash dividend is less than the base dividend (as described below) per share of common stock, including if WFMI fails to declare or make the cash dividend payments described below in the description of "base dividend" (as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for the WFMI dividend (any such day, an "effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend.
Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be (a) with respect to the period commencing on the date of this pricing supplement and ending on, and including, February 27, 2006, $4.30 and (b) thereafter, $0.30, the amount of the quarterly dividend per share of common stock most recently paid by WFMI prior to the date of this pricing supplement. The $4.30 base dividend referred to in clause (a) of the previous sentence includes of a one-time cash dividend of $4.00 per share, which WFMI is currently scheduled to pay on January 23,
2006. For the avoidance of doubt, this $4.00 per share one-time cash dividend shall not be deemed an extraordinary dividend. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of WFMI such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that WFMI has failed to declare or make the cash dividend payments described above in the description of "base dividend", the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following
February 27, 2006 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of WFMI common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from WFMI and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of WFMI, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that WFMI does not change the amount of cash dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $120.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD:

As a result, because (i) the settlement value of $120.00 is less than $141.02 and (ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect was at or above $105.765 on all scheduled trading days during the measurement period, on the stated maturity date, you would receive
$141.02 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $141.02 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock and $21.02 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 354,560
YEELDS, you would receive on the stated maturity date, in total, 416,667 shares of index stock and $11.19 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $120.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW
THE TRIGGER PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $120.00 is less than $141.02 and (ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect fell below $105.765 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $120.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $120.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.
If you held 354,560 YEELDS, you would receive on the stated maturity date, in total, 354,560 shares of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $170.00:

As a result, because $141.02 is less than the settlement value of $170.00, on the stated maturity date, you would receive $141.02 per YEELDS, plus accrued but unpaid coupon payments. Because the equity cap price is equal to the initial value of the notes, you will never receive more than the principal amount per note on the stated maturity date.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $141.02 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $141.02 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 354,560 YEELDS, you would receive on the stated maturity date in total, 294,117 shares of index stock and $161.19 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that WFMI changes the amount of the cash dividends it pays, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

WHOLE FOODS MARKET, INC.

Lehman Brothers Holdings has obtained the following information regarding WFMI from WFMI's reports filed with the SEC.

Whole Foods Market, Inc. owns and operates a chain of natural and organic food stores. The company's first store opened in Austin, Texas in 1980. As of April
10, 2005, the company operated 168 stores: 159 stores in 28 U.S. states and the
District of Columbia; two stores in Canada; and seven stores in the United
Kingdom. The company owns two produce procurement centers which facilitate the procurement and distribution of the majority of produce sold. In addition, the company operates three seafood processing and distribution facilities and a specialty coffee roaster and distributor. The company also has six regional commissaries and 12 bakehouse facilities, all of which distribute products to the stores. Other products are typically procured through a combination of specialty wholesalers and direct distributors. The company operates 10 regional distribution centers, distributing a full range of products to the stores across the U.S., Canada and United Kingdom.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of WFMI are quoted on The NASDAQ Stock Market under the symbol "WFMI".

The following table presents the high and low closing prices for the shares of common stock of WFMI, as reported on The NASDAQ Stock Market during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002, 2003,
2004 and 2005 (through the date of this pricing supplement).

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                   HIGH       LOW     PERIOD END
                                                ---------- ---------- ----------

2002
   First Quarter...............................   $47.33     $37.86       $45.69
   Second Quarter..............................    51.17      43.46        48.22
   Third Quarter...............................    49.19      36.50        42.84
   Fourth Quarter..............................    54.18      41.20        52.73

2003
   First Quarter ..............................   $58.11     $45.01       $55.64
   Second Quarter..............................    61.77      47.40        47.53
   Third Quarter...............................    55.91      46.23        55.20
   Fourth Quarter..............................    67.13      56.27        67.13

2004
   First Quarter ..............................   $79.22     $66.32       $74.95
   Second Quarter..............................    95.45      74.24        95.45
   Third Quarter...............................    96.34      74.02        85.79
   Fourth Quarter..............................    96.62      80.32        95.35

2005
   First Quarter ..............................  $105.91     $88.59      $102.13
   Second Quarter .............................   122.33      96.18       118.21
   Third Quarter ..............................   139.39     118.12       134.45
   Fourth Quarter (through the date of this
     pricing supplement) ......................   150.17     125.51       142.39

                                      PS-5

                              HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) WFMI does not change the amount of the cash dividends that it pays on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS
AT OR ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE
MEASUREMENT PERIOD.

                        PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                      CHANGE FROM THE   PAYMENTS PAID OR     HYPOTHETICAL    TOTAL ANNUALIZED     HYPOTHETICAL
                      ISSUE PRICE TO      PAYABLE ON OR     AMOUNT PAYABLE     YIELD ON THE     TOTAL ANNUALIZED
   HYPOTHETICAL      THE HYPOTHETICAL      BEFORE THE       PER YEELDS ON          NOTES           YIELD FROM
 SETTLEMENT VALUE    SETTLEMENT VALUE    STATED MATURITY      THE STATED       ON THE STATED    DIRECT OWNERSHIP
 ON THE VALUATION    ON THE VALUATION         DATE          MATURITY DATE      MATURITY DATE     OF INDEX STOCK
       DATE                DATE            PER YEELDS            (1)          PER YEELDS (2)           (3)
-----------------    -----------------  -----------------   ---------------- -----------------  -----------------

      $112.816              -20%            $13.0796            $141.02             19.9%             -30.7%
       126.918              -10              13.0796             141.02             19.9              -13.0
       141.020                0              13.0796             141.02             19.9                6.6
       155.122               10              13.0796             141.02             19.9               28.3
       169.224               20              13.0796             141.02             19.9               51.9
       183.326               30              13.0796             141.02             19.9               77.6
       197.428               40              13.0796             141.02             19.9              105.2

-----------------------
(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3) Assumes the cash dividend on the index stock is $0.30 per share per quarter and that WFMI pays a $4.00 per share one-time cash dividend on January 23,
    2006.

                                      PS-6

TABLE 2: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS
FALLEN BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE
MEASUREMENT PERIOD.

                        PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                      CHANGE FROM THE   PAYMENTS PAID OR     HYPOTHETICAL    TOTAL ANNUALIZED    HYPOTHETICAL
                      ISSUE PRICE TO      PAYABLE ON OR     AMOUNT PAYABLE    YIELD ON THE      TOTAL ANNUALIZED
   HYPOTHETICAL      THE HYPOTHETICAL      BEFORE THE       PER YEELDS ON         NOTES           YIELD FROM
 SETTLEMENT VALUE    SETTLEMENT VALUE    STATED MATURITY      THE STATED       ON THE STATED    DIRECT OWNERSHIP
 ON THE VALUATION    ON THE VALUATION         DATE          MATURITY DATE      MATURITY DATE     OF INDEX STOCK
       DATE                DATE            PER YEELDS            (1)          PER YEELDS (2)           (3)
-----------------    -----------------  -----------------   ---------------- -----------------  -----------------

  $  84.612                -40%             $13.0796         $  84.612            -53.1%             -60.0%
     98.714                -30               13.0796            98.714            -38.0              -46.3
    112.816                -20               13.0796           112.816            -20.8              -30.7
    126.918                -10               13.0796           126.918             -1.5              -13.0
    141.020                  0               13.0796           141.020             19.9                6.6
    155.122                 10               13.0796           141.020             19.9               28.3
    169.224                 20               13.0796           141.020             19.9               51.9
    183.326                 30               13.0796           141.020             19.9               77.6
    197.428                 40               13.0796           141.020             19.9              105.2

-----------------------
(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3) Assumes the cash dividend on the index stock is $0.30 per share per quarter and that WFMI pays a $4.00 per share one-time cash dividend on January 23,
    2006.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 53,184 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $57,500,059,
$143,750 and $57,356,309, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about November 21, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-8

                                354,560 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      18.55% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE MAY 21, 2006
       PERFORMANCE LINKED TO WHOLE FOODS MARKET, INC. (WFMI) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                NOVEMBER 14, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS